UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

SuccessFactors, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

864596 10 1

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 864596 10 1

1	Names of Reporting Persons. I.R.S. Identification No. of Above Persons (Entities Only) CVP SBIC, L.P. IRS No. 37-1439345

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 1,594,289 shares of Common Stock (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 1,594,289 shares of Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,594,289 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 2.84% (3)

12	Type of Reporting Person* PN

(1)   This Schedule 13G is filed by CVP SBIC, L.P., a Delaware limited partnership (“CVP SBIC”), CV SBIC, Inc., a Delaware corporation (“CVP GP”), Cardinal Venture Affiliates, L.P., a Delaware limited partnership (“CVA”), Cardinal Ventures, LLC, a Delaware limited liability company (“CVA GP”), Derek Blazensky (“Blazensky”), Christian Borcher (“Borcher”), Joyce Chung (“Chung”), Eric Dunn (“Dunn”) and Christopher J. Hadsell (“Hadsell,” and together with CVP SBIC, CVP GP, CVA, CVA GP, Blazensky, Borcher, Chung and Dunn, collectively, the “Reporting Persons”).  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   Includes (i) 1,537,343 shares held by CVP SBIC; and (ii) 56,946 shares held by CVA.  CVP GP serves as the sole general partner of CVP SBIC and owns no securities of the Issuer directly.  CVA GP serves as the sole general partner of CVA and owns no securities of the Issuer directly.  Blazensky, Borcher, Chung, Dunn and Hadsell are directors and/or members of CVP GP and CVA GP, respectively, and share voting and dispositive power over the shares held by CVP SBIC and CVA; however, they disclaim beneficial ownership of the shares held by CVP SBIC and CVA except to the extent of their pecuniary interests therein.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2008.

(3)   This percentage is calculated based upon 56,108,928 shares of Common Stock outstanding as of November 7, 2008, as set forth in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 12, 2008.

CUSIP No. 864596 10 1

1	Names of Reporting Persons. I.R.S. Identification No. of Above Persons (Entities Only) CV SBIC, Inc. IRS No. 32-0046059

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 1,594,289 shares of Common Stock (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 1,594,289 shares of Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,594,289 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 2.84% (3)

12	Type of Reporting Person* CO

(1)   This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   Includes (i) 1,537,343 shares held by CVP SBIC; and (ii) 56,946 shares held by CVA.  CVP GP serves as the sole general partner of CVP SBIC and owns no securities of the Issuer directly.  CVA GP serves as the sole general partner of CVA and owns no securities of the Issuer directly.  Blazensky, Borcher, Chung, Dunn and Hadsell are directors and/or members of CVP GP and CVA GP, respectively, and share voting and dispositive power over the shares held by CVP SBIC and CVA; however, they disclaim beneficial ownership of the shares held by CVP SBIC and CVA except to the extent of their pecuniary interests therein.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2008.

(3)   This percentage is calculated based upon 56,108,928 shares of Common Stock outstanding as of November 7, 2008, as set forth in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 12, 2008.

CUSIP No. 864596 10 1

1	Names of Reporting Persons. I.R.S. Identification No. of Above Persons (Entities Only) Cardinal Venture Affiliates, L.P. IRS No. 94-3359301

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 1,594,289 shares of Common Stock (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 1,594,289 shares of Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,594,289 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 2.84% (3)

12	Type of Reporting Person* PN

(1)   This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   Includes (i) 1,537,343 shares held by CVP SBIC; and (ii) 56,946 shares held by CVA.  CVP GP serves as the sole general partner of CVP SBIC and owns no securities of the Issuer directly.  CVA GP serves as the sole general partner of CVA and owns no securities of the Issuer directly.  Blazensky, Borcher, Chung, Dunn and Hadsell are directors and/or members of CVP GP and CVA GP, respectively, and share voting and dispositive power over the shares held by CVP SBIC and CVA; however, they disclaim beneficial ownership of the shares held by CVP SBIC and CVA except to the extent of their pecuniary interests therein.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2008.

(3)   This percentage is calculated based upon 56,108,928 shares of Common Stock outstanding as of November 7, 2008, as set forth in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 12, 2008.

CUSIP No. 864596 10 1

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Cardinal Ventures, LLC IRS No. 94-3359297

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 1,594,289 shares of Common Stock (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 1,594,289 shares of Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,594,289 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 2.84% (3)

12	Type of Reporting Person* OO

(1)   This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   Includes (i) 1,537,343 shares held by CVP SBIC; and (ii) 56,946 shares held by CVA.  CVP GP serves as the sole general partner of CVP SBIC and owns no securities of the Issuer directly.  CVA GP serves as the sole general partner of CVA and owns no securities of the Issuer directly.  Blazensky, Borcher, Chung, Dunn and Hadsell are directors and/or members of CVP GP and CVA GP, respectively, and share voting and dispositive power over the shares held by CVP SBIC and CVA; however, they disclaim beneficial ownership of the shares held by CVP SBIC and CVA except to the extent of their pecuniary interests therein.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2008.

(3)   This percentage is calculated based upon 56,108,928 shares of Common Stock outstanding as of November 7, 2008, as set forth in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 12, 2008.

CUSIP No. 864596 10 1

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Derek Blazensky

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 1,594,289 shares of Common Stock (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 1,594,289 shares of Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,594,289 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 2.84% (3)

12	Type of Reporting Person* IN

(1)   This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   Includes (i) 1,537,343 shares held by CVP SBIC; and (ii) 56,946 shares held by CVA.  CVP GP serves as the sole general partner of CVP SBIC and owns no securities of the Issuer directly.  CVA GP serves as the sole general partner of CVA and owns no securities of the Issuer directly.  Blazensky, Borcher, Chung, Dunn and Hadsell are directors and/or members of CVP GP and CVA GP, respectively, and share voting and dispositive power over the shares held by CVP SBIC and CVA; however, they disclaim beneficial ownership of the shares held by CVP SBIC and CVA except to the extent of their pecuniary interests therein.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2008.

(3)   This percentage is calculated based upon 56,108,928 shares of Common Stock outstanding as of November 7, 2008, as set forth in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 12, 2008.

CUSIP No. 864596 10 1

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Christian Borcher

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization Denmark

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 20,850 shares

	6	Shared Voting Power 1,594,289 shares of Common Stock (2)

	7	Sole Dispositive Power 20,850 shares

	8	Shared Dispositive Power 1,594,289 shares of Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,615,139 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 2.88% (3)

12	Type of Reporting Person* IN

(1)   This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   Includes (i) 1,537,343 shares held by CVP SBIC; and (ii) 56,946 shares held by CVA.  CVP GP serves as the sole general partner of CVP SBIC and owns no securities of the Issuer directly.  CVA GP serves as the sole general partner of CVA and owns no securities of the Issuer directly.  Blazensky, Borcher, Chung, Dunn and Hadsell are directors and/or members of CVP GP and CVA GP, respectively, and share voting and dispositive power over the shares held by CVP SBIC and CVA; however, they disclaim beneficial ownership of the shares held by CVP SBIC and CVA except to the extent of their pecuniary interests therein.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2008.

(3)   This percentage is calculated based upon 56,108,928 shares of Common Stock outstanding as of November 7, 2008, as set forth in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 12, 2008.

CUSIP No. 864596 10 1

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Joyce Chung

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 1,594,289 shares of Common Stock (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 1,594,289 shares of Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,594,289 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 2.84% (3)

12	Type of Reporting Person* IN

(1)   This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   Includes (i) 1,537,343 shares held by CVP SBIC; and (ii) 56,946 shares held by CVA.  CVP GP serves as the sole general partner of CVP SBIC and owns no securities of the Issuer directly.  CVA GP serves as the sole general partner of CVA and owns no securities of the Issuer directly.  Blazensky, Borcher, Chung, Dunn and Hadsell are directors and/or members of CVP GP and CVA GP, respectively, and share voting and dispositive power over the shares held by CVP SBIC and CVA; however, they disclaim beneficial ownership of the shares held by CVP SBIC and CVA except to the extent of their pecuniary interests therein.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2008.

(3)   This percentage is calculated based upon 56,108,928 shares of Common Stock outstanding as of November 7, 2008, as set forth in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 12, 2008.

CUSIP No. 864596 10 1

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Eric Dunn

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 50,000 shares

	6	Shared Voting Power 1,594,289 shares of Common Stock (2)

	7	Sole Dispositive Power 50,000 shares

	8	Shared Dispositive Power 1,594,289 shares of Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,644,289 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 2.93% (3)

12	Type of Reporting Person* IN

(1)   This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   Includes (i) 1,537,343 shares held by CVP SBIC; and (ii) 56,946 shares held by CVA.  CVP GP serves as the sole general partner of CVP SBIC and owns no securities of the Issuer directly.  CVA GP serves as the sole general partner of CVA and owns no securities of the Issuer directly.  Blazensky, Borcher, Chung, Dunn and Hadsell are directors and/or members of CVP GP and CVA GP, respectively, and share voting and dispositive power over the shares held by CVP SBIC and CVA; however, they disclaim beneficial ownership of the shares held by CVP SBIC and CVA except to the extent of their pecuniary interests therein.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2008.

(3)   This percentage is calculated based upon 56,108,928 shares of Common Stock outstanding as of November 7, 2008, as set forth in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 12, 2008.

CUSIP No. 864596 10 1

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Christopher J. Hadsell

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 1,594,289 shares of Common Stock (2)

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 1,594,289 shares of Common Stock (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,594,289 shares of Common Stock (2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row (9) 2.84% (3)

12	Type of Reporting Person* IN

(1)   This Schedule 13G is filed by the Reporting Persons.  The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)   Includes (i) 1,537,343 shares held by CVP SBIC; and (ii) 56,946 shares held by CVA.  CVP GP serves as the sole general partner of CVP SBIC and owns no securities of the Issuer directly.  CVA GP serves as the sole general partner of CVA and owns no securities of the Issuer directly.  Blazensky, Borcher, Chung, Dunn and Hadsell are directors and/or members of CVP GP and CVA GP, respectively, and share voting and dispositive power over the shares held by CVP SBIC and CVA; however, they disclaim beneficial ownership of the shares held by CVP SBIC and CVA except to the extent of their pecuniary interests therein.  The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2008.

(3)   This percentage is calculated based upon 56,108,928 shares of Common Stock outstanding as of November 7, 2008, as set forth in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 12, 2008.

Introductory Note: This Statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.001 per share (“Common Stock”), of SuccessFactors, Inc. (the “Issuer”).

Item 1
	(a)	Name of Issuer: SuccessFactors, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 1500 Fashion Island Blvd. Suite 300 San Mateo, California 94404

Item 2
(a)

Name of Person(s) Filing:
CVP SBIC, L.P. (“CVP SBIC”)

CV SBIC, Inc. (“CVP GP”)

Cardinal Venture Affiliates, L.P. (“CVA”)

Cardinal Ventures, LLC (“CVA GP”)

Derek Blazensky (“Blazensky”)

Christian Borcher (“Borcher”)

Joyce Chung (“Chung”)

Eric Dunn (“Dunn”)

Christopher J. Hadsell (“Hadsell”)

	(b)	Address of Principal Business Office: c/o Cardinal Venture Capital 1010 El Camino Real, Suite 250 Menlo Park, California 94025
	(c)	Citizenship:
		Entities:	CVP SBIC	-	Delaware, United States of America
			CVP GP	-	Delaware, United States of America
			CVA	-	Delaware, United States of America
			CVA GP	-	Delaware, United States of America

		Individuals:	Blazensky	-	United States of America
			Borcher	-	Denmark
			Chung	-	United States of America
			Dunn	-	United States of America
			Hadsell	-	United States of America
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 864596 10 1

Item 3	Not applicable.

Item 4	Ownership.
The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2008:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
CVP SBIC, L.P.	1,537,343	0	1,594,289	0	1,594,289	1,594,289	2.84%
CV SBIC, Inc. (1)	0	0	1,594,289	0	1,594,289	1,594,289	2.84%
Cardinal Venture Affiliates, L.P.	56,946	0	1,594,289		1,594,289	1,594,289	2.84%
Cardinal Ventures, LLC (1)	0	0	1,594,289	0	1,594,289	1,594,289	2.84%
Derek Blazensky (1)	0	0	1,594,289	0	1,594,289	1,594,289	2.84%
Christian Borcher (1)	20,850	20,850	1,594,289	20,850	1,594,289	1,615,139	2.88%
Joyce Chung (1)	0	0	1,594,289	0	1,594,289	1,594,289	2.84%
Eric Dunn (1)	50,000	50,000	1,594,289	50,000	1,594,289	1,644,289	2.93%
Christopher J. Hadsell (1)	0	0	1,594,289	0	1,594,289	1,594,289	2.84%

(1)   CVP GP serves as the sole general partner of CVP SBIC and owns no securities of the Issuer directly.  CVA GP serves as the sole general partner of CVA and owns no securities of the Issuer directly.  Blazensky, Borcher, Chung, Dunn and Hadsell are directors and/or members of CVP GP and CVA GP, respectively, and share voting and dispositive power over the shares held by CVP SBIC and CVA; however, they disclaim beneficial ownership of the shares held by CVP SBIC and CVA except to the extent of their pecuniary interests therein.

(2)   This percentage is calculated based upon 56,108,928 shares of Common Stock outstanding as of November 7, 2008, as set forth in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 12, 2008.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8	Identification and Classification of Members of the Group.
Not applicable.

Item 9	Notice of Dissolution of Group.
Not applicable.

Item 10	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2009

CVP SBIC, L.P.

By:	CV SBIC, Inc.
Its:	General Partner

/s/ Eric Dunn
Eric Dunn
Authorized Representative

CV SBIC, INC.

/s/ Eric Dunn
Eric Dunn
Authorized Representative

CARDINAL VENTURE AFFILIATES, L.P.

By:	Cardinal Ventures, LLC
Its:	General Partner

/s/ Eric Dunn
Eric Dunn
Authorized Representative

CARDINAL VENTURES, LLC

/s/ Eric Dunn
Eric Dunn
Authorized Representative

/s/ Derek Blazensky
DEREK BLAZENSKY

/s/ Christian Borcher
CHRISTIAN BORCHER

/s/ Joyce Chung
JOYCE CHUNG

/s/ Eric Dunn
ERIC DUNN

/s/ Christopher J. Hadsell
CHRISTOPHER J. HADSELL

Exhibit(s):

A - Joint Filing Statement

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of SuccessFactors, Inc. is filed on behalf of each of us.

Dated: February 11, 2009

CVP SBIC, L.P.

By:	CV SBIC, Inc.
Its:	General Partner

/s/ Eric Dunn
Eric Dunn
Authorized Representative

CV SBIC, INC.

/s/ Eric Dunn
Eric Dunn
Authorized Representative

CARDINAL VENTURE AFFILIATES, L.P.

By:	Cardinal Ventures, LLC
Its:	General Partner

/s/ Eric Dunn
Eric Dunn
Authorized Representative

CARDINAL VENTURES, LLC

/s/ Eric Dunn
Eric Dunn
Authorized Representative

/s/ Derek Blazensky
DEREK BLAZENSKY

/s/ Christian Borcher
CHRISTIAN BORCHER

/s/ Joyce Chung
JOYCE CHUNG

/s/ Eric Dunn
ERIC DUNN

/s/ Christopher J. Hadsell
CHRISTOPHER J. HADSELL